Annual General Meeting of Shareholders of XTL Biopharmaceuticals Ltd.

Date: **January 19, 2022**

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Annual General Meeting of Shareholders:

	For	Against	Abstain
1. To appoint Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG as the Company's independent auditors for the fiscal year ending December 31, 2021, instead of Kesselman & Kesselman, Certified Public Accountants, a member firm of PricewaterhouseCoopers International Limited.	☐	☐	☐
2. To re-elect Alexander Rabinovitch to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
3. To re-elect Dr. Jonathan Schapiro to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
4. To re-elect Shlomo Shalev to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
5. To re-elect Doron Turgeman to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
6. To re-elect Dr. Dobroslav Melamed to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of XTL Biopharmaceuticals Ltd. to be Held on January 19, 2022 for Holders as of December 17, 2021 US record date (December 19, 2021 Local record date)

MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

All votes must be received by 12:00 p.m. E.D.T. on January 13, 2022

PROXY TABULATOR FOR

XTL BIOPHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

XTL Biopharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.D.T. on January 13, 2022)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of **XTL Biopharmaceuticals Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business, **December 17, 2021**, US record date (December 19, 2021 Local record date) at the **Annual General Meeting of Shareholders** of the Company, to be held on **January 19, 2022** at **3:00 p.m. (Israel time)**, at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTE:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.**
3. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.**

To review materials for the meeting, please visit: www.xtlbio.com

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903